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                                                            EXHIBIT 21



                       BOBBIE BROOKS, INCORPORATED

                      Subsidiaries of the Registrant






The Registrant directly or indirectly owns 100% of the capital stock of the following significant subsidiaries:




          Subsidiaries                         State of Incorporation


    Buckeye Business Products, Inc.          Division of the Registrant

    Brooks Management Company                        Ohio


    The Registrant owns approximately 85% of the capital stock of Allied Construction Products, Inc., a Delaware corporation.


    The Registrant owns approximately 62% 0f the capital stock of Aspen Imaging International, Inc., a Delaware corporation.